# Walgreens

2006 Annual Report



# We're Growing

## with the Sanchez family in New Mexico

## Walgreens Mission Statement

We will treat each other with respect and dignity and do the same for all we serve.

We will offer employees of all backgrounds a place to build careers.

We will provide the most convenient access to healthcare services and consumer goods in America.

We will earn the trust of our customers and build shareholder value.

## *2006 Highlights*

- Walgreens is one of the fastest growing retailers in the United States and continues to lead the chain drugstore industry in sales and profits.
- We opened 476 net new stores for a total of 5,461 Walgreens in 47 states and Puerto Rico.
- We filled 529 million prescriptions – 15.4 percent of the U.S. retail market. Pharmacy is more than 64 percent of our business.
- Our drugstores serve 4.7 million customers daily and average $8.5 million in annual sales per store. That's $761 per square foot, among the highest in the drugstore industry.
- Walgreens has 195,000 employees and we added approximately 16,000 jobs in fiscal 2006.
- This is the 31st consecutive year we've raised our quarterly dividend, which we've paid every quarter since 1933.
- On August 31, 1996, 100 shares of Walgreen stock sold for $3,288. Ten years later, on August 31, 2006, those 100 shares, having split twice, were 400 shares worth $19,784, for a gain of 502 percent.
- We rank No. 1 among food and drug stores on *Fortune* magazine's Most Admired Companies in America list, and 45th on the *Fortune 500* list of the largest U.S.-based companies.



**About the Cover**

Walgreens is growing with the Sanchez family of Los Lunas, New Mexico, who represent four generations of Walgreen customers. On our cover, Nancy Sanchez Chavez *(left)* stands next to her granddaughter Andrea Guile, holding great-granddaughter Kalea Guile. Nancy's daughter-in-law, Loraine Sanchez *(second from right)*, is flanked by her two children, Andrea and Estevan Sanchez. Nancy's son, Donald Sanchez, is at the top of the smaller photo shown at left.

## Financial Highlights

*For the years ended August 31, 2006 and 2005 (In Millions, except per share amounts)*

| | 2006 | 2005 | Increase |
|---|---|---|---|
| Net Sales | $ 47,409.0 | $ 42,201.6 | 12.3% |
| Net Earnings | $ 1,750.6 | $ 1,559.5 | 12.3% |
| Net Earnings per Common Share (diluted) | $ 1.72 | $ 1.52 | 13.2% |
| Shareholders' Equity | $ 10,115.8 | $ 8,889.7 | 13.8% |
| Return on Average Shareholders' Equity | 18.4% | 18.3% | |
| Closing Stock Price per Common Share | $ 49.46 | $ 46.33 | |
| Total Market Value of Common Stock | $ 49,848.9 | $ 46,956.0 | |
| Dividends Declared per Common Share | $ .27 | $ .22 | |
| Average Shares Outstanding (diluted) | 1,019.4 | 1,028.3 | |

## Company Highlights

| | | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| **Stores** | Openings | | | | | |
| | New Stores | **475** | 436 | 429 | 439 | 472 |
| | Acquisitions | **95** | 4 | 14 | — | — |
| | Closings | **94** | 68 | 82 | 86 | 109 |
| | Net Openings | **476** | 372 | 361 | 353 | 363 |
| | Stores *(1)* | **5,461** | 4,985 | 4,613 | 4,252 | 3,899 |
| | Sales Area *(2)* | **60,795** | 55,385 | 50,926 | 46,733 | 42,670 |
| **Product Class Sales** | Prescription Drugs | **64%** | 64% | 63% | 62% | 60% |
| | Non-prescription Drugs *(3)* | **11%** | 11% | 12% | 12% | 11% |
| | General Merchandise *(3)* | **25%** | 25% | 25% | 26% | 29% |

*(1) Includes mail service facilities, home care facilities, clinic pharmacies and specialty pharmacies.*
*(2) In thousands of square feet.*
*(3) Based on store scanning information.*

### Walgreens Fiscal Year Stock Performance

*Fiscal year-end closing price per share in dollars*
*Prices are adjusted for two-for-one stock splits in 1999 and 1997*



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97
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**David W. Bernauer**
*Chairman*



**Jeffrey A. Rein**
*President and Chief Executive Officer*

# Questions and Answers for Shareholders

*November 13, 2006*

"Relentless grower" – that's how one business reporter referred to Walgreens recently. We agree. Since we opened our 3,000th store in the year 2000, we've almost doubled our chain – to nearly 5,500 stores at the end of fiscal 2006. Both new stores and increased productivity in existing stores have steadily fed our sales and profit lines, giving us a distinction enjoyed by only one other *Fortune 500* company – 32 years of consecutive record results.

We're a century-old company profiting from an extreme makeover – 80 percent of our store base has been built in the past decade, and less than 8 percent of stores open in 1990 are still operating today in their same locations.

The road we've traveled has been no cakewalk. At every turn, we've faced our "lions and tigers" – from vigorous competitors ... to government regulation. As the industry leader, there's no shortage of doomsayers forecasting our fall. Mass merchants, deep discount drugstores, food/drug combo stores, mail service prescriptions, Internet drugstores, pharmacy benefit managers – since the 1970s, each of these formats has been cited as our death knell. We have prevailed.

Walgreens is nothing if not plucky. Our moves are rarely headline-grabbing ... success is achieved in a more boring manner: through hard work, consistent improvement and fanatical attention to serving customers better than any retailer in America. We live by the words of our founder, Charles R. Walgreen Sr.: "Success," he said, "is doing a thousand little things the right way ... over and over again."

## Could you summarize the past year's performance?

*Dave Bernauer:* Sluggish start, great finish – we ended fiscal 2006 with our best comparable store sales quarter of the year. Customer counts are showing a strong upswing, increasing 8 percent chainwide in the fourth quarter. While a mild flu season held down prescription sales this past winter, that turned around in the fourth quarter, when prescription sales in comparable stores jumped 12.3 percent. This compares to a 9.2 percent increase for the full fiscal year. We filled 529 million prescriptions in fiscal 2006, an increase of 8.1 percent over the previous year.

## What about profits?

*Jeff Rein:* We had a solid earnings year. A key indicator is sales per customer in the non-pharmacy – or front end – of the store. That ticked up significantly in 2006, and says we're doing a better job of having what our customer wants, when she wants it. It reflects product selection, in-stock and store conditions, advertising and personal service. And we know we can get even better in all these measures.

Greater use of generic drugs, meanwhile, not only saved money for patients and payers, but boosted our gross profit margins. However, offsetting these gains were lower pharmacy margins from Medicare Part D business along with the continued shift in our overall sales mix toward prescriptions, which carry lower margins than front-end merchandise. Prescriptions account for more than 64 percent of overall sales.

## You acquired a regional pharmacy chain in 2006. Does this mark a strategy change?

*Bernauer:* Absolutely not. Our merger with the 76-store, Delaware-based Happy Harry's chain was an exception to our organic growth rule. We see building our own stores at the right size in the right spots as a great competitive advantage. We'll continue to look at opportunities, but rarely do another chain's people, locations, market share and culture match Walgreens as well as Happy Harry's.

## How is business at Walgreens Health Services, your managed care division?

*Bernauer:* This is a small, growing and profitable business that is integral to our strategy. Unlike our retail side, acquisitions at WHS, as we call it, are important to growth. We're acquiring "best of breed" businesses like Schraft's for fertility drugs and Medmark, which provides pharmacy care for patients with conditions such as hepatitis, multiple sclerosis and HIV/AIDS. While such investments rarely yield significant earnings growth immediately, they are critical to securing our position in healthcare for the long term. Our goal is to "marry" WHS services to our thousands of pharmacy counters. We want to say "yes" to every prescription, from the common antibiotic to specialty drugs, home infusion, oxygen, durable medical equipment and prescriptions for assisted care residents.

## Is it more difficult to find store sites today than 10 years ago?

*Rein:* That depends on the market. We're certainly finding the *numbers* of sites we need, but in expensive markets like Southern California or high density urban neighborhoods on the East Coast, we're getting more creative and flexible. We don't necessarily need prototype sites to serve customers well. For example, we've run smaller stores very profitably in San Francisco for decades. The challenge is to "edit" merchandise to fit both the space available and the distinct needs of a concentrated customer base, a skill we've honed for years.

We recorded our biggest store expansion year in company history in 2006, with a net increase of 476 stores including acquisitions and stores affected by Hurricane Katrina. We'll continue organic growth this year with an anticipated 500 new stores for a net increase of more than 400 stores after relocations and closings. And when we open our first Maine store in 2007, we'll be in all 48 contiguous states.

## Does America need more drugstores?

*Bernauer:* In one word, *yes.* An aging population ... plus new drugs ... plus Medicare Part D prescription coverage equals an exploding demand. Just look at the past five years: While pharmacies industry-wide increased just 2 percent, prescriptions filled were up 18 percent. Ongoing consolidation in the drugstore industry represents solid opportunity for chains like Walgreens.

## What other accomplishments stand out for 2006?

*Rein:* Let me tick off a few.

- We increased our quarterly dividend 19.2 percent.
- Inventories increased just 8.2 percent versus 2005 on a sales gain of 12.3 percent.
- We opened our first in-store health clinics in the Kansas City and St. Louis markets.

**Sales**

*In billions of dollars*



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**Earnings**

*In millions of dollars*



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- We introduced a new Walgreens logo to better capitalize on customer recognition of our signature "W."
- We're on schedule to open our Anderson, South Carolina, distribution center early next calendar year. Our plan is to hire people with disabilities for up to 30 percent of the workforce there and in our Connecticut distribution center, opening in fiscal year 2009.
- Digital photo services have been expanded, and we introduced printer cartridge refill service in 1,500 stores.
- We added a record number of pharmacists and management trainees.
- We've established alliances with three organizations: AARP; Joslin Diabetes Center, an affiliate of Harvard Medical School; and the National Urban League.

## What's been the impact of the new Medicare Part D prescription program?

*Bernauer:* It's boosted prescription volume, but tightened gross profit margins due to lower reimbursement rates. Our pharmacists' work in educating seniors has brought tens of thousands of new patients to Walgreens. Since March 1, our share of Medicare patients has grown twice as fast as our total share. Most important, despite the confusion it caused, Part D is helping millions of people afford lifesaving and life-improving drug therapy.



**Deborah Stewart**, a pharmacy manager in Atlanta, is one of more than 21,000 Walgreen pharmacists serving patients.

## Can you comment on WAG stock movement?

*Rein:* Sure, I can comment, but it's one metric at Walgreens over which we have no direct control. To us, the very worst way to run a company is to consider the stock price impact of every move. Not every decision pays off this year or even five years out, but that doesn't mean it's the *wrong* decision.

Walgreens is not an in-today/out-tomorrow investment. We're favored by people and institutions looking for consistent, long-term growth, and we have a history of meeting that expectation. But we're also the most richly valued stock in our industry, and the only way to keep moving that needle up is to prove our worth to the American consumer day after day after day. We plan $1.7 billion in capital expenditures this fiscal year to do just that.

## What's your reaction to the hit WAG's taken from Wal-Mart's new generic plan?

*Rein:* We're letting the markets sift out reality. Wal-Mart's limited promotion is in response to the increasing number of seniors choosing Walgreens for their pharmacy needs. It provides no significant savings for the vast majority who prefer our convenient locations, 24-hour service and multiple pharmacy advantages. What distresses us most is the portrayal of prescriptions as a commodity item, with no thought to professional service, safety and trust. It equates prescriptions to Barbie dolls and CDs, and that's not positive for healthcare.

**Prescription Growth by Channel 1998 – 2005**
*In percent*



12
9
6
3
0
Compound Annual Growth Rate
Category
Independent drugstores
Chain drugstores (w/o Walgreens)
Mass merchants
Supermarkets
Mail order
Walgreens (retail & mail)


**Population Within Two Miles of a Walgreens**
*In millions*



140
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0
02
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## How should pharmacy impact healthcare?

*Bernauer:* Today, well over 20 percent of the prescriptions doctors write are never filled, and between 50 and 90 percent of patients don't take medications as instructed. The consequences are estimated at 125,000 deaths annually and $100 billion in additional hospital and nursing home admissions. It's a huge bill borne in large part by taxpayers once Americans hit the Medicare rolls at age 65. With the new Part D prescription program, the government has the power to measure prescription use in terms of health outcomes and to understand the power of pharmaceuticals to keep people healthier and out of hospitals.

We're moving toward electronic medical records that will provide clear visibility into patients' adherence to their drug therapy. Pharmacists will soon be paid to play a more proactive role in ensuring patients take medication correctly. We're on the cusp of a day when pharmacists have the information to help improve their patients' health and thus lower the nation's healthcare bill.

## What does the management transition to a new CEO mean?

*Rein:* Very little. The personalities may be different, but not the strategy. We all build on the shoulders of those who came before us, and work to improve this company for those who follow. The challenge is to take advantage of people's minds across Walgreens. No way do all ideas flow from the corporate office. We're taking the time to listen – *really listen* – to folks from the stores to headquarters about what's working and what's not.

**Number of Prescriptions Filled**
*In millions*



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Looking ahead, we see nothing but opportunity. Of course there will be challenges ... every day. Some expected ... some out of left field. Our greatest challenge is also our greatest opportunity – to attract and develop the people who will lead Walgreens 10, 20 and 40 years from now. With our growth, there's no time for "slow cooking." We're in a "microwave" mode, where new folks reach management levels quickly. Investments in recruitment, training and development are consequently a top priority.

---

We'd like to end by thanking Jack Schwemm, who is retiring from our Board of Directors after 21 years. Jack's quick mind, business acumen and candid personality have helped four CEOs make better decisions. He's a director who asks the tough questions, and we will miss him.

At the same time we welcome Nancy Schlichting, who was elected to the Board in October. As president and CEO of the Henry Ford Health System in Detroit, Nancy will bring valuable knowledge of the overall healthcare industry.

We'll close with heartfelt thanks to every reader of this report. Your confidence in our company's future is so important ... and so appreciated.



David W. Bernauer
*Chairman*



Jeffrey A. Rein
*President and Chief Executive Officer*

# Growing with you
## *at every stage of your life*

*Generations of Customers*



**Four generations of the Sanchez family** get together in the kitchen of Loraine Sanchez *(second from left)* in Los Lunas, New Mexico.

# We've kept the Sanchez family in step with the latest drugstore service for decades. For them, and millions of families across America, we fulfill needs at any stage of life.

The Sanchez family's roots are deep in the New Mexico soil. Nancy Sanchez Chavez raised six children on a farm in Los Lunas, just south of Albuquerque. Now, at 74, she still lives in her 150-year-old hacienda, but Los Lunas is becoming more suburban and less rural every day. "I've seen a lot of changes in my lifetime," she says. "But Walgreens has had a presence in this area as long as I can remember."

## Services to fit every lifestyle

Nancy lives near her son, Donald Sanchez, a physical therapist and owner of three clinics in the Los Lunas area. He and his wife, Loraine, have a 12-year-old son, Estevan. Their daughter Andrea, in her twenties, is married and the mother of Nancy's great-granddaughter, Kalea.

Together, the family represents four generations of Walgreen customers growing with us and using our services and products at every stage along the way. We offer them what we offer the 4.7 million people who shop our stores each day – healthcare service in a convenient and timesaving setting.

Loraine, for example, likes our pharmacy ExpressPay system that automatically charges patients' credit cards, shortening pickup time. ExpressPay also provides an easy payment solution for households that support college students or elderly parents by letting them purchase medications at any Walgreens and have the bill charged to another family member's credit card.

Another timesaver is auto refill, which automatically tracks when a prescription needs to be reordered and then notifies the patient – by phone or e-mail – when the order is ready for pickup. We also provide large-print prescription directions for patients who have trouble reading small type.

To ensure the safe use of medications for non-English-speaking patients, we print directions in 13 other languages, a service used by more than 4.6 million patients last year. In 2006, we added the Dial-A-Pharmacist network, which allows a patient anywhere in the country to connect by phone to a Walgreen pharmacist who speaks one of these 13 languages.

## Staying in step with older Americans

These solutions help us build stronger connections to our pharmacy patients, many of them seniors like Nancy Chavez. Today, this group – born between 1900 and 1945 – commands about $900 trillion in assets and is responsible for 77 percent of U.S. prescription drug spending. In 2006, we took two large steps to woo this powerful force of older Americans.







**Nancy Sanchez Chavez** *(top)* on her farm in Los Lunas, New Mexico.

**Donald Sanchez** *(center)*, Nancy's son, at one of his physical therapy clinics.

**Andrea Guile** *(bottom)*, Donald's daughter, at home with her daughter, Kalea.

Our most significant initiative was to educate seniors about the Medicare Part D prescription insurance program launched in January 2006. To help patients and their caregivers navigate this complicated program and identify the right plan for their needs, our pharmacy staffs held in-store education days, gave community presentations and provided face-to-face consultations. We also provided more than a million personalized reports to identify the available Part D insurance plans that best matched an individual's needs.

Community pharmacists were crucial to the introduction of Medicare Part D. Intimidated by complicated information, people came to their neighborhood pharmacies for face-to-face help. This made for stressful days for pharmacists, but set the stage for Walgreens to garner a larger share of senior patients. Of the Medicare Part D prescriptions filled by Walgreens in the first eight months of calendar 2006, more than 35 percent were for new patients introduced to Walgreens umbrella of pharmacy services for the first time.

To further cement our commitment to older Americans, we've formed a strategic alliance with AARP to bring educational resources about health, wellness and medicines to adults 50 and over. With more than 37 million members, AARP is as respected for senior advocacy as Walgreens is for prescription services. Our exclusive retail arrangement will include co-branded health information, an AARP medications guide distributed at our stores, and community programs held across the country to provide personal medication reviews by Walgreen pharmacists.

## Focusing on women

The Sanchez women – Nancy, Loraine, Andrea and eventually Kalea – are a strong force in their family, just like the female shoppers who make up 75 percent of our customer base. We know women spend 20 percent more than men per Walgreens visit and are responsible for the majority of household purchasing decisions.

With the annual spending power of female shoppers across America exceeding $6 trillion, retailers pay close attention to women's needs. Walgreens is evaluating every store aspect for "female friendliness" – from décor to product selection and placement.

With the help of more than 21,000 trained beauty advisors, we're already drawing millions of customers to our cosmetic aisles annually by providing a good selection of items at reasonable prices. To attract new business, we're featuring hot products such as Zeno, an electronic device used to treat acne.

We've also introduced a new collection of European beauty products, which include seven prestige lines of skincare items from five countries – France, Germany, Greece, Spain and Switzerland. Targeted to women of all ages, the European Beauty Collection is featured in approximately 1,000 stores where we've given advisors special training and incentives to promote products. This offers women a department store experience without the hassle or expense of a trip to the mall.



**Nancy Chavez,** who has diabetes, is a regular patient of Los Lunas senior pharmacy technician Kristy Muñoz.



**As husband, father, grandfather and businessman, Donald Sanchez** balances his time between family and the physical therapy profession. Walgreens complements his lifestyle by providing the products and convenient services he wants.

## Babying the boomers

Donald and Loraine Sanchez are two of 78 million Americans born between 1946 and 1964, a generation better known as the baby boomers. This group already turns to Walgreens because of our convenience and because we carry products that fit their lifestyles.

Boomers are major consumers of age-defying skincare products, low-fat foods and other health and wellness products that improve their quality of life.

We give them what they want in stores that suit their busy lives. Most still hold jobs, many have children living at home and more and more are becoming grandparents. Increasing numbers are also joining the "sandwich generation" as they simultaneously shoulder caregiving responsibilities for children and parents.

This is where Walgreens convenience wins customers. We save boomers time with services such as 4,562 drive-thru pharmacies, 1,578 24-hour stores and 5,285 1-hour digital photo labs.

Our goal is to build loyalty among all consumers. We want to turn new customers, such as baby Kalea and her young uncle Estevan, into lifelong shoppers by meeting their needs at every stage of life.

# In tune with our customers

To sell the right products in the right places, we continue to target each store's merchandise selection to the needs of its neighborhood. For example, we have more than 50 different versions of our cosmetic wall designed for variations in urban, suburban and rural areas. This builds market share, which we gained against all food, drug and mass merchandise competitors in 58 of our 60 core product categories in fiscal 2006.

Beyond customizing our in-store mix to individual trade areas, we also surprise shoppers with trendy products such as iPod accessories and mini digital cameras. New product offerings are especially prominent in our cosmetics, electronics, seasonal and snack aisles.

This continued freshening of merchandise applies to both private brand and name brand products. Consumer loyalty continues to drive our private and exclusive brand sales, which are now 17 percent of the company's self-service business. Our success is underscored by the fact that 46 percent of all private brand sales in U.S. chain drugstores are rung up at a Walgreens cash register.


LUNA
LUNA
LUNA
SUDOKU
Propel


Wal-phed PE



**Twelve-year-old Estevan Sanchez** says he finds "cool stuff" among the necessities at Walgreens.



Walgreen employee Joel Burton *(background, in red)* volunteered at the Centerville, Ohio, Relay For Life event to support the American Cancer Society. Burton's wife Shawnda *(front, right)* and mother-in-law Ruth Ritchie *(front, left)* have both battled the disease.

*Social Responsibility*

# Growing to meet *your community's needs*


Walgreens



**Walgreens announced a partnership with the National Urban League in July.** Throughout 2007, the Urban League/Walgreens Wellness Tour will bring free health screenings to underserved communities across America. At left are Lynn Law of the Urban League and John Gremer, Walgreens director of Community Affairs. Above, a patient is served inside the mobile Wellness Tour bus.

# Whether we're sponsoring local fundraisers to fight cancer or providing free health services in underserved communities, good corporate citizenship has been part of our creed for 105 years.

When Joel Burton, executive assistant manager in Huber Heights, Ohio, heard Walgreens needed team captains for the American Cancer Society's Relay For Life events, he jumped at the chance. Both his wife and mother-in-law have successfully battled cancer. "I volunteered as a tribute to them," says Burton. "I thought the money we raised through the Relays could help prevent other families from facing the same nightmare."

Burton's was one of 423 Walgreen teams across the country and in Puerto Rico that helped raise more than $500,000 for cancer research in 2006. In addition, we sponsored the national Wall of Hope at the Cancer Society's "Celebration on the Hill" in Washington, D.C., in September, and raised more than $1.5 million in May through customer purchases of paper "blooms."

Our roots in healthcare and charitable giving have been intertwined for more than a century. Last fiscal year, Walgreens raised $6.8 million for charities including the American Cancer Society, American Heart Association, American Red Cross and Juvenile Diabetes Research Foundation.



**Walgreens is a 13-year supporter** of the YWCA of Lake County, Illinois, which runs health and wellness programs, as well as childcare services like this summer camp.

**Raising Dollars for Charity**

*Funds collected in stores*
*In millions of dollars*


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We also contributed more than $8.7 million in educational funding and student assistance, primarily for pharmacy schools.

## Spreading wellness to low-income, urban communities

Because health screenings can detect disease before symptoms are noticed, early awareness is key to prevention and treatment. To bring more wellness resources to underserved urban areas, Walgreens has joined forces with the National Urban League to launch a 12-month Wellness Tour starting in January 2007. A co-branded Urban League/Walgreens bus will visit 25 urban markets, providing education and free health screenings for cholesterol, blood pressure, bone density, glucose and body mass index.

With more than 100 local affiliates in 35 states and the District of Columbia, the National Urban League is the nation's oldest and largest community-based advocacy organization for African Americans, providing services for more than two million people nationwide. Our strong presence in urban areas makes us a good partner for the Urban League's healthcare outreach.

**Projected Electric Usage Savings**

*Based on 2005 total consumption*
*In percent of kilowatt-hours*


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# We're saving energy

In January 2006, Walgreens launched an initiative to install solar electric systems in approximately 100 stores in several states, including California, Colorado and New Jersey. Utility and tax incentives made this project economically feasible, and we're already seeing savings from it.

Solar roof tiles allow each location to produce approximately 20 percent of its electricity requirements. We anticipate this will generate nearly 14 million kilowatt-hours per year, putting Walgreens at the forefront of solar usage among national retailers.

Walgreens is also pursuing energy savings projects such as:

- Improving the controls on heating, cooling and lighting to use less energy while keeping stores comfortable.
- Using light-emitting diode (LED) bulbs instead of neon lights in exterior signs to lower electric consumption.
- Investigating the use of hybrid vehicles to lower gas usage.

# Growing with you *wherever you are*


STRAND
Walgreens
24 HOURS
PHARMACY
CAMERAS 2 FOR $15
T-SHIRTS 4 FOR $10
STRAND
Quality Photos FAST
One Hour Photo


Walgreens
PHARMACY
exhale

**Key West, Florida** *(above)* – When we moved into this two-story building that once housed the venerable Strand Theater, we agreed to keep the building's façade and signage while adding our own Walgreen marquee.

**Chicago, Illinois** *(left)* – This Chicago store on the upscale corner of State and Walton streets opened in 2004. To fit the neighborhood, the architect designed this new construction using elements originally introduced in prominent Chicago buildings over a century ago.

# Developing new stores is a balance between art and science. When the locations are right for us, we make sure our stores are right for the community.



Store Prices?
Our Beauty Advisors Can Help Pick the Perfect
men's zone


**Bright, inviting displays,** such as this one introducing Men's Zone personal care products, increase the shopper's connection to brands he can buy only at Walgreens. Serving her customer in Waukegan, Illinois, is beauty advisor Sabrina Pomales.

Walgreens entered two new states – Delaware and West Virginia – in fiscal 2006, bringing our tally to 5,461 stores in 47 states and Puerto Rico. In 2007, when we open our first store in Maine, we'll have Walgreens operating in all 48 contiguous United States.

Our aggressive expansion program resulted in a net gain of 476 new stores for the fiscal year, including acquisitions and stores affected by Hurricane Katrina. Next year, we anticipate opening 500 new stores, with a net increase of more than 400 stores after relocations and closings. We are well on our way to achieving our goal of 7,000 by 2010.

We are also open to "breaking the mold." Prototype sites are preferred, but there are times when neighborhood needs or space limitations call for flexibility and architectural and engineering creativity. We're willing to work with communities to develop buildings that fit the area, but they also must fit our shoppers' needs for a safe and convenient environment.

In Manhattan, for instance, we focus on high foot-traffic locations because freestanding sites aren't available and parking is rarely an option. The average selling area for approved sites there is only 6,500 square feet, just half the space of prototype stores. Our experience in San Francisco and other urban areas serves us well in making these decisions.

Similarly, we will deviate from our organic growth strategy in order to acquire companies that are a good fit, such as our merger with the 76-store Happy Harry's chain based in Delaware. Of the 3,800 stores we opened in the past decade before Happy Harry's, less than 30 were acquired from other companies.

Happy Harry's was a very unusual exception to our organic growth strategy. While we'll take a careful look at acquisition opportunities, our future success is fundamentally tied to identifying and securing the best sites, then building stores to the specifications we know serve customers well.

Expansion in 2007 will continue in both new and existing markets. States gaining the largest numbers of new stores will be California, Florida, New York, North Carolina and Texas. To support aggressive nationwide growth, we will open new distribution centers in Anderson, South Carolina, in January 2007, and Windsor, Connecticut, in fiscal 2009.

**Walgreens Store Growth**

*Stores as of August 31*



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## Fitting the inside of the store to meet local needs

At first glance, Walgreen store interiors look similar, an advantage that helps customers find core items whether they're shopping across the street or across the country. But a closer look reveals subtleties in product selection to fit individual neighborhood needs and prompt people to refer to "my" Walgreens.

We use our sophisticated analysis of buying habits to offer local store managers tools that augment their entrepreneurial skills. Consider our Hispanic initiative in Southern California, where beauty and hair care aisles place more emphasis on darker hues. We also showcase popular Mexican-American grocery brands, cleaning products and over-the-counter remedies.

In trade areas with large elderly populations, customers are offered a broader range of items such as canes, walkers, blood pressure monitors and support hosiery. Visit the urban centers of Chicago, Manhattan and San Francisco and you'll find larger-than-usual selections of insoles for sore-footed pedestrians.

This analysis also supports product selection in Walgreens growing number of non-prototype stores, especially those built on smaller sites in expensive, high-density markets.

When shelf space is limited, inventory is narrowed. We must thoroughly understand exactly what our customer wants and what she'll never miss. Personal observation answers part of that question, but it's our sophisticated point-of-sales systems that extract the "surprise" data used to take stores from average to peak productivity.

### The Extreme Makeover – 1990 Stores Still Open in 2006

*Total stores*


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1,564
5,461
5,018 new or relocated stores since 1990
443 stores still operating in 1990 locations
1990
2006

### Walgreens Fastest Growing States

*Number of stores*

| | 2006 | 2001 |
|---|---|---|
| Florida | **697** | 539 |
| Texas | **550** | 358 |
| Illinois | **511** | 423 |
| California | **438** | 274 |
| Ohio | **198** | 106 |
| Georgia | **111** | 30 |
| North Carolina | **91** | 10 |


Walgreens
Walgreens

**The town came out** for the August grand opening of a new Walgreens in Russellville, Arkansas, population 23,000.

# Big opportunities in little places

Another major area of growth is in small towns such as Russellville, Arkansas. Located in the central part of the state, this town is an example of markets once considered too small for Walgreens.

Russellville's population is only 23,000, but there are more than 85,000 people within a 30-mile radius who flock there to shop. Sophisticated mapping tools have helped us identify hundreds of other small towns in the centers of wider trade areas. In 2006, a third of our store openings were in rural communities.

Research tells us that in rural areas, people consider it convenient to drive several miles to our stores, especially if we're close to supermarkets and other retailers they frequently shop. In larger cities and suburbs, the maximum distance people want to travel to Walgreens is only a mile or two. That demand fuels our long-term strategy to add stores in existing markets.

We currently have footholds in every major market in the United States, and have No. 1 share in 122 markets. This number underlies the success we garner when we enter new trade areas. And once we win that No. 1 ranking, we stay there.



Specialized Delivery

# Growing with your *healthcare needs*

Patients with rheumatoid arthritis frequently need injectable medications and equipment such as canes, walkers or wheelchairs. Home infusion drug therapy is required by patients with other diseases. The last thing any of them want is a hassle when it comes to acquiring services and products. Walgreens Health Services' (WHS) Specialty Pharmacy and Home Care divisions help by providing coordinated solutions for patients with chronic conditions.

To grow in the managed care business, we're aggressively acquiring small "best of breed" companies. In the past two years, we've added several to our ranks, including specialty pharmacies such as Schraft's for fertility drugs and Medmark for patients with conditions such as hepatitis, HIV/AIDS and multiple sclerosis; as well as SeniorMed, which supplies medications to assisted living patients.

We've also formed an alliance with Joslin Diabetes Center, the global leader in diabetes research, care and education. Over the next five years, Walgreens and Joslin, an affiliate of Harvard Medical School, will provide awareness, wellness, prevention and education programs to many of the 21 million Americans with diabetes and the 41 million at risk for this disease.

Last fiscal year, we also opened our first 16 in-store Health Corner Clinics in Kansas City and St. Louis. The next markets for clinics are Chicago, Atlanta and Las Vegas.

Meanwhile, our WHS pharmacy benefits manager, Walgreens Health Initiatives, provided prescription services to more than 9.2 million people nationwide as of fiscal year-end. Walgreens also operates three mail service prescription facilities – in Orlando, Florida; Portland, Oregon; and Tempe, Arizona.



**Home Care products for patients** like Edna Stockton *(above)* in Dobson, North Carolina, can include injectable medications, oxygen and equipment such as home-delivered walkers and wheelchairs.

**Our Specialty Pharmacy services** continue to expand as we acquire businesses such as Schraft's, a fertility specialty pharmacy based in New Jersey. Eric Polesuk, shown with son Dylan *(right)*, and his wife, Jen, used Schraft's services prior to the birth of two of their three children.

# Growing with you *through innovations*


003405
V-22
PERSA-GEL 10

Each day, 550 trucks pull away from 13 Walgreen distribution centers (DCs), stocked with more than 20 million cases of merchandise for 5,461 stores. To efficiently fill those trucks, we rely on sophisticated technology, improved in each new generation of DCs.

## Solution: Building faster distribution centers

The first of a new generation of DCs will start receiving merchandise in Anderson, South Carolina, in January. This center is expected to provide a 20 percent productivity improvement over DCs opened as recently as 2004. A similar facility will open in Windsor, Connecticut, in fiscal 2009.

These new centers will also feature adjustable workstations and easy-to-use computer screens to help quickly train employees and allow us to hire people with physical or cognitive disabilities. At our South Carolina and Connecticut facilities, our goal is to employ a workforce where up to one-third of our people are challenged by disabilities. A new website, Walgreensoutreach.com, is accessible to people with disabilities and provides information to help potential employees understand what work will be like at these distribution centers.

**Wonda Smith** *(left)* **coaches Jill McCollum** in a facility that trains potential employees for Walgreens new distribution center in Anderson, South Carolina. Our goal is to employ a workforce there where up to one-third of the people are challenged by disabilities.





**Cartridge refills for printers** *(top)* are now available in 1,500 Walgreen stores, cutting customer replacement expenses by approximately 50 percent.

**A pharmacy with VISION** *(right)* – Our advanced VISION technology allows pharmacy employees such as Keiki Taguchi in Roselle, Illinois, to scan paper prescriptions and store the digital images in our database.

## Solution: Providing more time to counsel patients

We use technology to make our customers' lives easier and our stores more efficient. There's no place this is more evident than our pharmacies, where we invested more than $50 million just in 2006 to provide both the best patient services and the best workplace environment in our industry.

We offer seamless pharmacy services at the counter, on the phone and online, 24 hours a day, anywhere in the country. These services include automatic refills of regular prescriptions, e-mailed refill reminders and multi-language labels.

We've taken our technology a major notch higher to improve patient service during peak hours. Through workload balancing, we can digitally spread an influx of prescription orders among stores, reducing stress in busy pharmacies and improving patient service.

The system automatically evaluates each on-duty pharmacist's workload, then makes a real-time determination of which store needs help and which can provide help. This technology ultimately gives a busy pharmacist more time to counsel patients while another pharmacist works behind the scenes.

## Solution: Selling ink for less

Walgreens introduced inkjet printer cartridge refills in April and quickly rolled out the new service to 1,500 stores. We're the first national drugstore chain to offer refills, an environmentally friendly alternative that saves customers more than 50 percent on the cost of replacement cartridges.

People simply bring empty cartridges to Walgreens photo counters – many open 24 hours a day. Refills are completed in about 15 minutes. The service is particularly popular with customers – including small businesses – who print large amounts of documents.

Said Chairman Dave Bernauer recently, "This is a great example of taking advantage of our convenient locations to build incremental business. We're using existing space and existing employee coverage to create new sales and profits."

# From any home to any Walgreens to any home ... in one hour.

Walgreens digital photofinishing sales increased 58 percent in 2006. But what took us by surprise was a recent e-mail from Munich, Germany.

"Thanks for having online pictures," wrote our overseas enthusiast. "I live in Germany and my mom lives in North Carolina. She doesn't have a computer, so I upload pictures of my child from my computer to my mom's local Walgreens, where she picks them up. That's how she keeps up with her grandchild."

That's a perfect example of how one family takes advantage of our digital online services. Modeled after our pharmacy system, Walgreens.com lets customers upload photos from their computer for pickup at any Walgreens in one hour.

Our photo website provides customers with the earliest pickup time by location and confirms by e-mail when the order is ready. We also have agreements with online photo services, including AOL Pictures, Fuji and Snapfish, to offer their customers an option of picking up prints at local Walgreen stores.



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# Eleven-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries *(Dollars in Millions, except per share amounts)*

| **Fiscal Year** | | **2006** | 2005 | 2004 |
|---|---|---|---|---|
| **Net Sales** | | **$47,409.0** | $42,201.6 | $37,508.2 |
| **Costs and Deductions** | Cost of sales | **34,240.4** | 30,413.8 | 27,310.4 |
| | Selling, occupancy and administration *(1)* | **10,467.1** | 9,363.8 | 8,055.4 |
| | Other income *(2)* | **52.6** | 31.6 | 17.3 |
| | Total Costs and Deductions | **44,654.9** | 39,746.0 | 35,348.5 |
| **Earnings** | Earnings before income tax provision and cumulative effect of accounting changes | **2,754.1** | 2,455.6 | 2,159.7 |
| | Income tax provision | **1,003.5** | 896.1 | 809.9 |
| | Earnings before cumulative effect of accounting changes | **1,750.6** | 1,559.5 | 1,349.8 |
| | Cumulative effect of accounting changes *(3)* | **—** | — | — |
| | Net Earnings | **$ 1,750.6** | $ 1,559.5 | $ 1,349.8 |
| **Per Common Share *(4)*** | Net earnings *(3)* | | | |
| | Basic | **$ 1.73** | $ 1.53 | $ 1.32 |
| | Diluted | **1.72** | 1.52 | 1.31 |
| | Dividends declared | **.27** | .22 | .18 |
| | Book value | **10.04** | 8.77 | 7.95 |
| **Non-Current Liabilities** | Long-term debt | **$ 3.2** | $ 12.0 | $ 12.4 |
| | Deferred income taxes | **141.1** | 240.4 | 274.1 |
| | Other non-current liabilities | **1,115.7** | 985.7 | 838.0 |
| **Assets and Equity** | Total assets | **$17,131.1** | $14,608.8 | $13,342.1 |
| | Shareholders' equity | **10,115.8** | 8,889.7 | 8,139.7 |
| | Return on average shareholders' equity | **18.4%** | 18.3% | 17.7% |
| **Drugstore Units** | Year-end: Units *(5)* | **5,461** | 4,985 | 4,613 |

*(1) Fiscal 2006 includes a $12.3 million ($.008 per share, diluted) downward adjustment of the fiscal 2005 pre-tax expenses of $54.7 million ($.033 per share, diluted) related to Hurricane Katrina. Fiscal 2006, 2005, 2004, 2003, 2002, 2001 and 2000 include pre-tax income of $7.3 million ($.005 per share, diluted), $26.3 million ($.016 per share, diluted), $16.3 million ($.010 per share, diluted), $29.6 million ($.018 per share, diluted), $6.2 million ($.004 per share, diluted), $22.1 million ($.013 per share, diluted) and $33.5 million ($.021 per share, diluted), respectively, from litigation settlements.*

*(2) Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share, diluted) from the sale of the company's long-term care pharmacy business.*

*(3) Fiscal 1998 includes an after-tax $26.4 million ($.026 per share, diluted) charge from the cumulative effect of accounting change for system development costs.*

*(4) Per share amounts have been adjusted for two-for-one stock splits in 1999 and 1997.*

*(5) Units include stores, mail service facilities, home care facilities, clinic pharmacies and specialty pharmacies.*

| | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|---|---|
| | $32,505.4 | $28,681.1 | $24,623.0 | $21,206.9 | $17,838.8 | $15,306.6 | $13,363.0 | $11,778.4 |
| | 23,706.2 | 21,076.1 | 18,048.9 | 15,465.9 | 12,978.6 | 11,139.4 | 9,681.8 | 8,514.9 |
| | 6,938.3 | 5,992.5 | 5,171.0 | 4,501.2 | 3,859.6 | 3,341.6 | 2,979.6 | 2,666.1 |
| | 10.8 | 6.9 | 2.3 | 5.7 | 11.9 | 41.9 | 3.9 | 2.9 |
| | 30,633.7 | 27,061.7 | 23,217.6 | 19,961.4 | 16,826.3 | 14,439.1 | 12,657.5 | 11,178.1 |
| | 1,871.7 | 1,619.4 | 1,405.4 | 1,245.5 | 1,012.5 | 867.5 | 705.5 | 600.3 |
| | 706.6 | 611.3 | 530.6 | 479.5 | 397.4 | 336.2 | 273.4 | 232.6 |
| | 1,165.1 | 1,008.1 | 874.8 | 766.0 | 615.1 | 531.3 | 432.1 | 367.7 |
| | — | — | — | — | — | (26.4) | — | — |
| | $ 1,165.1 | $ 1,008.1 | $ 874.8 | $ 766.0 | $ 615.1 | $ 504.9 | $ 432.1 | $ 367.7 |
| | | | | | | | | |
| | $ 1.14 | $ .99 | $ .86 | $ .76 | $ .61 | $ .50 | $ .43 | $ .38 |
| | 1.13 | .98 | .85 | .75 | .61 | .50 | .43 | .37 |
| | .16 | .15 | .14 | .14 | .13 | .13 | .12 | .11 |
| | 6.94 | 6.01 | 5.05 | 4.14 | 3.44 | 2.83 | 2.38 | 2.06 |
| | | | | | | | | |
| | $ 9.4 | $ 11.2 | $ 20.8 | $ 18.2 | $ 18.0 | $ 13.6 | $ 3.3 | $ 3.4 |
| | 180.7 | 135.6 | 102.9 | 74.0 | 54.1 | 74.2 | 101.6 | 136.7 |
| | 677.5 | 613.9 | 547.5 | 519.2 | 461.0 | 410.3 | 310.0 | 283.6 |
| | | | | | | | | |
| | $11,656.8 | $10,117.2 | $ 9,042.3 | $ 7,103.7 | $ 5,906.7 | $ 4,901.6 | $ 4,207.1 | $ 3,633.6 |
| | 7,117.8 | 6,162.9 | 5,151.0 | 4,188.6 | 3,449.8 | 2,823.4 | 2,353.7 | 2,027.9 |
| | 17.5% | 17.8% | 18.7% | 20.1% | 19.6% | 19.5% | 19.7% | 19.3% |
| | | | | | | | | |
| | 4,252 | 3,899 | 3,536 | 3,181 | 2,830 | 2,556 | 2,366 | 2,199 |

# Management's Discussion and Analysis of Results of Operations and Financial Condition

## Introduction

Walgreens is a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, beauty care, personal care, household items, candy, photofinishing, greeting cards, seasonal items and convenience food. Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone and on the Internet. As of August 31, 2006, we operated 5,461 stores (including three mail service facilities, 38 home care facilities, 18 clinic pharmacies and five specialty pharmacies) located in 47 states and Puerto Rico.

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores and mail order prescription providers, we also compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

Prescription sales continue to become a larger portion of the company's business. The long-term outlook for prescription sales is strong due in part to the aging population, the introduction of lower priced generics and the continued development of innovative drugs that improve quality of life and control healthcare costs. As of January 1, 2006, the Medicare Part D prescription drug program went into effect. This program has resulted in additional prescription sales, although the gross margin rates on these sales have been lower. The Deficit Reduction Act of 2005 becomes effective during fiscal 2007, and is expected to reduce our reimbursement for Medicaid generic drugs.

Front-end sales have continued to grow due to strengthening core categories and new businesses such as digital photo services and the introduction of our new inkjet printer cartridge refill program. Walgreen private brand sales now comprise 17% of front-end sales.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are investing significantly in prime locations, technology and customer service initiatives. Organic growth continues to be our primary growth vehicle; however, consideration is given to acquisitions that provide a unique opportunity and strategic fit. In fiscal 2006, for example, we merged with Happy Harry's, a drugstore chain with 76 locations, primarily in Delaware. Our managed care division continues to grow organically, as well as through acquisitions. Three recent acquisitions include Schraft's A Specialty Pharmacy, for fertility drugs; Medmark Inc., a specialty pharmacy business; and SeniorMed LLC, which supplies medications to assisted living and long-term care institutions.

### Operating Statistics

| | Percentage Increases | | |
|---|---|---|---|
| Fiscal Year | **2006** | 2005 | 2004 |
| Net Sales | **12.3** | 12.5 | 15.4 |
| Net Earnings | **12.3** | 15.5 | 15.9 |
| Comparable Drugstore Sales | **7.7** | 8.2 | 10.9 |
| Prescription Sales | **13.3** | 13.4 | 17.8 |
| Comparable Drugstore Prescription Sales | **9.2** | 9.8 | 14.0 |
| Front-End Sales | **10.9** | 11.1 | 11.7 |
| Comparable Front-End Sales | **5.3** | 5.5 | 6.1 |
| | Percent to Sales | | |
| Fiscal Year | **2006** | 2005 | 2004 |
| Gross Margin | **27.8** | 27.9 | 27.2 |
| Selling, Occupancy and Administration Expenses | **22.1** | 22.2 | 21.5 |
| | Other Statistics | | |
| Fiscal Year | **2006** | 2005 | 2004 |
| Prescription Sales as a % of Net Sales | **64.3** | 63.7 | 63.2 |
| Third Party Sales as a % of Drugstore Prescription Sales | **93.1** | 92.7 | 91.7 |
| Total Number of Stores *(1)* | **5,461** | 4,985 | 4,613 |

*(1) The total number of stores for fiscal years 2005 and 2004 have been adjusted to include home care locations for consistency.*

## Results of Operations

Fiscal 2006 was our 32nd consecutive year of record sales and earnings. Fiscal year net earnings increased 12.3% to $1.751 billion, or $1.72 per share (diluted), versus last year's earnings of $1.560 billion, or $1.52 per share (diluted). Net earnings increases resulted from improved sales with lower expense ratios, partially offset by lower gross profit margins.

This year's results included a $102.5 million pre-tax or $.06 per share (diluted) charge related to the first quarter adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payments," which requires expensing stock options based on the fair value of those options at the date of the grant. In the fourth quarter of fiscal year 2005, the company recorded $54.7 million ($.03 per share, diluted) of pre-tax expenses related to Hurricane Katrina, which hit the Gulf Coast area in late August. These estimates were revised downward by $12.3 million in fiscal year 2006. Fiscal 2006 also included pre-tax litigation settlement gains of $7.3 million (less than $.01 per share, diluted) compared to similar settlements of $26.3 million ($.02 per share, diluted) in fiscal 2005 and $16.3 million ($.01 per share, diluted) in fiscal 2004.

Net sales increased by 12.3% to $47.409 billion in fiscal 2006 compared to increases of 12.5% in 2005 and 15.4% in 2004. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which includes an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 7.7% in 2006, 8.2% in 2005 and 10.9% in 2004. Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months. Relocated stores are not included as comparable stores for the first twelve months after the relocation. The company operated 5,461 stores at August 31, 2006, compared to 4,985 at August 31, 2005 and 4,613 at August 31, 2004.

Prescription sales increased 13.3% in 2006, 13.4% in 2005 and 17.8% in 2004. Comparable drugstore prescription sales were up 9.2% in 2006, 9.8% in 2005 and 14.0% in 2004. Prescription sales were 64.3% of total net sales for fiscal 2006 compared to 63.7% in 2005 and 63.2% in 2004. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 2.0% for 2006, 2.4% for 2005 and 1.2% for 2004. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 93.1% of pharmacy sales in 2006, 92.7% in 2005 and 91.7% in 2004. The total number of prescriptions filled for fiscal 2006 was approximately 529 million; 489 million in fiscal 2005 and 442 million in fiscal 2004.

Front-end sales increased 10.9% in 2006, 11.1% in 2005 and 11.7% in 2004. Front-end sales were 35.6% of total sales in fiscal 2006, 36.1% in 2005 and 36.5% in 2004. Comparable front-end sales increased 5.3% in 2006, 5.5% in 2005 and 6.1% in 2004.

Gross margins as a percent of total net sales were 27.8% in 2006, 27.9% in 2005 and 27.2% in 2004. The growth in the Walgreens Health Services portion of the business, with lower gross margins than drugstores, negatively affected gross profit percents. Pharmacy margins decreased, in part, due to lower gross margin on Medicare Part D prescription sales. This was largely offset by higher generic drug utilization, which was aided by the steady stream of new generics over the past year. The continuing shift in sales mix toward prescriptions, which carry a lower margin than front-end merchandise, and growth in third party sales, which typically have lower profit margins than cash prescriptions, continue to adversely affect gross profit margins. Front-end margins were slightly higher for the year.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 1.53% in 2006, 1.26% in 2005 and .14% in 2004, which resulted in charges to cost of sales of $95.3 million in 2006, $67.8 million in 2005 and $6.7 million in 2004. Inflation on prescription inventory was 2.37% in 2006, 2.18% in 2005 and .72% in 2004. In all three fiscal years, we experienced deflation in some non-prescription inventories.

Selling, occupancy and administration expenses were 22.1% of sales in fiscal 2006, 22.2% in fiscal 2005 and 21.5% in fiscal 2004. The decrease in fiscal 2006 resulted from a $12.3 million adjustment lowering last fiscal year's

$54.7 million pre-tax expense associated with Hurricane Katrina. Also affecting the fiscal 2006 decrease were lower costs incurred as a result of the conversion from analog to digital photo labs. These decreases were partially offset by the fiscal 2006 adoption of SFAS No. 123(R), which requires the expensing of stock options. Fiscal 2005 was also affected by higher store salaries. Lower sales as a result of new generic drugs also increased expense ratios during the periods.

Interest income increased in 2006 due to higher interest rates. Average net investment levels were approximately $1.225 billion in 2006, $1.307 billion in 2005 and $1.281 billion in 2004.

The effective income tax rate was 36.4% for fiscal 2006, 36.5% for 2005 and 37.5% for 2004. Both fiscal 2006 and fiscal 2005 rates were affected, in part, by the settlement of prior years' Internal Revenue Service matters. Fiscal 2005 was also affected by foreign tax credit adjustments. All Internal Revenue Service income tax audits for years prior to fiscal 2004 have been finalized.

### Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. We use the following techniques to determine our estimates:

*Liability for closed locations* – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.

*Liability for insurance claims* – The liability for insurance claims is recorded based on estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions. We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.

*Vendor allowances* – Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine vendor allowances.

*Allowance for doubtful accounts* – The provision for bad debt is based on both specific receivables and historic write-off percentages. We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the allowance.

*Cost of sales* – Drugstore cost of sales is primarily derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine cost of sales.

### Liquidity and Capital Resources

Cash and cash equivalents were $919.9 million at August 31, 2006, compared to $576.8 million at August 31, 2005. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds and commercial paper.

Net cash provided by operating activities was $2.440 billion in fiscal 2006 and $1.371 billion in fiscal 2005. The change between periods was primarily caused by increased net earnings and better inventory control. The increase in accounts receivable, as well as the increase in trade accounts payable, were both driven by growth in our pharmacy benefit management business under the Medicare Part D prescription plan. Our profitability is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and the stock repurchase program.

Net cash used for investing activities was $1.684 billion versus $434.0 million last year. Proceeds from the sale of auction rate securities exceeded purchases of such securities by $106.0 million in fiscal 2006 compared to $777.9 million in fiscal 2005. We actively invest in municipal bonds and student obligations and purchase these securities at par. While the underlying security is issued as a long-term investment, they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor.

Additions to property and equipment were $1.338 billion compared to $1.238 billion last year. In total there were 570 new or relocated locations (net 476) in fiscal 2006. This compared to 440 last year (net 372). New stores are owned or leased. There were 136 owned locations added during the year and 62 under construction at August 31, 2006, versus 103 owned locations added and 96 under construction as of August 31, 2005. Business acquisitions include Schraft's A Specialty Pharmacy, which provides fertility medications and services; Medmark Inc., which provides pharmacy care to patients with unique or chronic medication needs; SeniorMed LLC, an institutional pharmacy, which provides prescription services to assisted living communities; Home Pharmacy of California and Canadian Valley Medical Solutions, which provide home care services; and selected assets from the 23-store Medic drugstore chain in the Cleveland market. A merger with Delaware-based Happy Harry's pharmacy chain included all 76 Happy Harry's stores in Delaware, Pennsylvania, Maryland and New Jersey, along with the corporate office and distribution center in Newark, Delaware.

Capital expenditures for fiscal 2007 are expected to be approximately $1.7 billion, excluding business acquisitions. We expect to open approximately 500 new stores in fiscal 2007, with a net increase of more than 400 stores, and anticipate having a total of 7,000 stores by the year 2010. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for distribution centers and technology. Two new distribution centers are scheduled: one in Anderson, South Carolina, with an anticipated opening date in fiscal 2007 and another in Windsor, Connecticut, with an anticipated opening date in fiscal 2009.

Net cash used for financing activities was $413.0 million compared to $804.4 million last year. On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which we plan to execute over four years. During fiscal 2006 we purchased $289.7 million of company shares related to the stock repurchase program for a total of $656.8 million in purchases since the start of the program. An additional $379.1 million of shares were purchased to support the long-term needs of the employee stock plans. Comparable amounts were $345.1 million and $436.7 million in fiscal 2005. Cash dividends paid were $262.9 million for fiscal 2006 versus $214.5 million last year. A $213.9 million wire transfer made on August 31, 2006, was not accepted by our disbursement bank until September 1, resulting in a bank overdraft at fiscal year-end. There were no new short-term borrowings during either period. At August 31, 2006, we had a syndicated bank line of credit facility of $200 million to support our short-term commercial paper program.

Our credit ratings as of August 31, 2006, were as follows:

| Rating Agency | Rating | Outlook |
|---|---|---|
| Moody's | Aa3 | Negative |
| Standard & Poor's | A+ | Stable |

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements. Our credit ratings impact our future borrowing costs, access to capital markets and future operating lease costs.

# Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

**Contractual Obligations and Commitments**
The following table lists our contractual obligations and commitments at August 31, 2006 *(In Millions)*:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | Over 5 Years |
| Operating leases *(1)* | $26,086.3 | $1,457.8 | $3,020.8 | $2,956.3 | $18,651.4 |
| Purchase obligations *(2)*: | | | | | |
| Open inventory purchase orders | 1,588.1 | 1,588.1 | — | — | — |
| Real estate development | 782.8 | 778.8 | 4.0 | — | — |
| Other corporate obligations | 588.0 | 240.8 | 231.3 | 102.0 | 13.9 |
| Insurance* | 449.9 | 145.1 | 160.0 | 79.0 | 65.8 |
| Retiree health & life* | 294.0 | 7.8 | 18.5 | 23.0 | 244.7 |
| Closed location obligations* | 69.8 | 17.0 | 25.5 | 14.7 | 12.6 |
| Capital lease obligations* | 39.6 | .9 | 2.1 | 2.4 | 34.2 |
| Other long-term liabilities reflected on the balance sheet* | 479.1 | 42.7 | 55.9 | 46.9 | 333.6 |
| Total | $30,377.6 | $4,279.0 | $3,518.1 | $3,224.3 | $19,356.2 |

* *Recorded on balance sheet.*

(1) *Amounts for operating leases (nominal dollar) and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes. These expenses for the company's most recent fiscal year were $228.8 million.*

(2) *Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.*

**Off-Balance Sheet Arrangements**
Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In Millions)*:

| | |
|---|---|
| Inventory obligations | $105.1 |
| Real estate development | 1.7 |
| Insurance | 282.2 |
| Total | $389.0 |

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on-balance sheet and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interests of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

**Recent Accounting Pronouncements**
In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) 47, "Accounting for Conditional Asset Retirement Obligations," which became effective in our fourth quarter fiscal 2006. This interpretation clarifies that the term *conditional asset retirement obligation* as used in FASB SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. We have adopted this interpretation and have determined that there is no impact on our financial statements.

In May 2005, the FASB issued SFAS No.154, "Accounting Changes and Error Corrections," which will be effective in the first quarter of fiscal 2007. This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary.

In November 2005, the FASB issued Staff Position (FSP) 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This pronouncement provides an alternative transition method of calculating the excess tax benefits available to absorb any tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). The company has elected to adopt the alternative transition method.

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." This pronouncement will be effective third quarter of fiscal 2007. The task force reached a conclusion that either method is acceptable, however, if taxes are reported on a gross basis (included as sales) a company should disclose those amounts if significant. Sales taxes are not included in revenues; however, we are still evaluating the impact of this pronouncement on other taxes.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting and disclosure for uncertain income tax positions, which relate to the uncertainty about how certain income tax positions should be reflected in the financial statements before they are resolved with the tax authorities. This interpretation will be effective first quarter of fiscal 2008. We are currently reviewing this pronouncement to determine the impact that it may have on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines and provides guidance when applying fair value measurements to accounting pronouncements that require or permit such measurements. This statement, which will be effective first quarter of fiscal 2009, is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108. This SAB addresses diversity in practice in quantifying financial statement misstatements. It also addresses the facts to consider when evaluating the materiality of the error and the need to restate the financial statements. This interpretation is effective for our first quarter of fiscal 2007 and will be followed if and when necessary.

In October 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Companies will be required to reflect the plan's funded status on the balance sheet. The difference between the plan's funded status and its current balance sheet position would be recognized, net of tax, as a component of Accumulated Other Comprehensive Income. Had this statement been effective as of August 31, 2006, the impact to Accumulated Other Comprehensive Income would have been $39.9 million. This pronouncement will be effective for the company's fourth quarter of fiscal 2007.

**Cautionary Note Regarding Forward-Looking Statements**
Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2006, for a discussion of important factors as they relate to forward-looking statements. Actual results could differ materially.

# Consolidated Statements of Earnings and Shareholders' Equity

Walgreen Co. and Subsidiaries for the Years Ended August 31, 2006, 2005 and 2004 *(In Millions, except shares and per share amounts)*

| Earnings | | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **Net Sales** | | **$47,409.0** | $42,201.6 | $37,508.2 |
| **Costs and Deductions** | Cost of sales | **34,240.4** | 30,413.8 | 27,310.4 |
| | Selling, occupancy and administration | **10,467.1** | 9,363.8 | 8,055.4 |
| | | **44,707.5** | 39,777.6 | 35,365.8 |
| **Other Income** | Interest income | **52.6** | 31.6 | 17.3 |
| **Earnings** | Earnings before income tax provision | **2,754.1** | 2,455.6 | 2,159.7 |
| | Income tax provision | **1,003.5** | 896.1 | 809.9 |
| | Net Earnings | **$ 1,750.6** | $ 1,559.5 | $ 1,349.8 |
| **Net Earnings per Common Share** | Basic | **$ 1.73** | $ 1.53 | $ 1.32 |
| | Diluted | **1.72** | 1.52 | 1.31 |
| | Average shares outstanding | **1,010,252,562** | 1,019,669,630 | 1,024,512,865 |
| | Dilutive effect of stock options | **9,148,162** | 8,664,212 | 7,285,553 |
| | Average shares outstanding assuming dilution | **1,019,400,724** | 1,028,333,842 | 1,031,798,418 |

| Shareholders' Equity | Common Stock Shares | Common Stock Amount | Paid-In Capital | Employee Stock Loan Receivable | Retained Earnings | Common Stock in Treasury |
|---|---|---|---|---|---|---|
| Balance, August 31, 2003 | 1,024,908,276 | $80.1 | $697.8 | $ — | $ 6,339.9 | $ — |
| Net earnings | — | — | — | — | 1,349.8 | — |
| Cash dividends declared ($.181875 per share) | — | — | — | — | (186.4) | — |
| Treasury stock purchases | (8,518,500) | — | — | — | — | (299.2) |
| Employee stock purchase and option plans | 6,902,961 | — | (65.2) | — | — | 222.9 |
| Balance, August 31, 2004 | 1,023,292,737 | 80.1 | 632.6 | — | 7,503.3 | (76.3) |
| Net earnings | — | — | — | — | 1,559.5 | — |
| Cash dividends declared ($.2225 per share) | — | — | — | — | (226.5) | — |
| Treasury stock purchases | (18,135,900) | — | — | — | — | (781.8) |
| Employee stock purchase and option plans | 8,355,210 | — | (67.6) | — | — | 343.2 |
| Employee stock loan receivable | — | — | — | (76.8) | — | — |
| Balance, August 31, 2005 | 1,013,512,047 | 80.1 | 565.0 | (76.8) | 8,836.3 | (514.9) |
| Net earnings | **—** | **—** | **—** | **—** | **1,750.6** | **—** |
| Cash dividends declared ($.2725 per share) | **—** | **—** | **—** | **—** | **(275.2)** | **—** |
| Treasury stock purchases | **(15,033,000)** | **—** | **—** | **—** | **—** | **(668.8)** |
| Employee stock purchase and option plans | **9,383,072** | **—** | **(159.1)** | **—** | **—** | **419.5** |
| Stock-based compensation | **—** | **—** | **152.6** | **—** | **—** | **—** |
| Employee stock loan receivable | **—** | **—** | **—** | **6.5** | **—** | **—** |
| Balance, August 31, 2006 | **1,007,862,119** | **$80.1** | **$558.5** | **$(70.3)** | **$10,311.7** | **$(764.2)** |

*The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2006 and 2005 *(In Millions, except shares and per share amounts)*

| Assets | | 2006 | 2005 |
|---|---|---|---|
| **Current Assets** | Cash and cash equivalents | **$ 919.9** | $ 576.8 |
| | Short-term investments – available for sale | **415.1** | 494.8 |
| | Accounts receivable, net | **2,062.7** | 1,396.3 |
| | Inventories | **6,050.4** | 5,592.7 |
| | Other current assets | **257.3** | 255.9 |
| | Total Current Assets | **9,705.4** | 8,316.5 |
| **Non-Current Assets** | Property and equipment, at cost, less accumulated depreciation and amortization | **6,948.9** | 6,165.0 |
| | Other non-current assets | **476.8** | 127.3 |
| | Total Assets | **$17,131.1** | $14,608.8 |

| Liabilities and Shareholders' Equity | | | |
|---|---|---|---|
| **Current Liabilities** | Trade accounts payable | **$ 4,039.2** | $ 2,918.2 |
| | Accrued expenses and other liabilities | **1,713.3** | 1,491.9 |
| | Income taxes | **2.8** | 70.9 |
| | Total Current Liabilities | **5,755.3** | 4,481.0 |
| **Non-Current Liabilities** | Deferred income taxes | **141.1** | 240.4 |
| | Other non-current liabilities | **1,118.9** | 997.7 |
| | Total Non-Current Liabilities | **1,260.0** | 1,238.1 |
| **Shareholders' Equity** | Preferred stock, $.0625 par value; authorized 32 million shares; none issued | **—** | — |
| | Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2006 and 2005 | **80.1** | 80.1 |
| | Paid-in capital | **558.5** | 565.0 |
| | Employee stock loan receivable | **(70.3)** | (76.8) |
| | Retained earnings | **10,311.7** | 8,836.3 |
| | Treasury stock at cost, 17,537,881 shares in 2006 and 11,887,953 shares in 2005 | **(764.2)** | (514.9) |
| | Total Shareholders' Equity | **10,115.8** | 8,889.7 |
| | Total Liabilities and Shareholders' Equity | **$17,131.1** | $14,608.8 |

*The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the Years Ended August 31, 2006, 2005 and 2004 *(In Millions)*

| | | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | Net earnings | **$ 1,750.6** | $ 1,559.5 | $ 1,349.8 |
| | Adjustments to reconcile net earnings to net cash provided by operating activities – | | | |
| | Depreciation and amortization | **572.2** | 482.1 | 403.1 |
| | Deferred income taxes | **(104.0)** | (70.8) | 66.0 |
| | Stock compensation expense | **102.5** | — | — |
| | Income tax savings from employee stock plans | **8.1** | 33.9 | 50.3 |
| | Other | **67.3** | 74.5 | 38.8 |
| | Changes in operating assets and liabilities – | | | |
| | Inventories | **(375.7)** | (854.0) | (536.0) |
| | Trade accounts payable | **875.6** | 276.7 | 233.7 |
| | Accounts receivable, net | **(618.5)** | (224.9) | (171.6) |
| | Accrued expenses and other liabilities | **197.2** | 97.8 | 207.6 |
| | Income taxes | **(68.4)** | 5.0 | (39.9) |
| | Other | **32.7** | (8.6) | 42.2 |
| | Net cash provided by operating activities | **2,439.6** | 1,371.2 | 1,644.0 |
| **Cash Flows from Investing Activities** | Purchases of short-term investments – available for sale | **(12,282.4)** | (10,742.0) | (11,938.2) |
| | Proceeds from sale of short-term investments – available for sale | **12,388.4** | 11,519.9 | 10,695.4 |
| | Additions to property and equipment | **(1,337.8)** | (1,237.5) | (939.5) |
| | Disposition of property and equipment | **23.0** | 15.5 | 6.2 |
| | Net proceeds from corporate-owned life insurance | **10.7** | 10.1 | 10.2 |
| | Business acquisitions, net of cash received | **(485.4)** | — | — |
| | Net cash used for investing activities | **(1,683.5)** | (434.0) | (2,165.9) |
| **Cash Flows from Financing Activities** | Stock purchases | **(668.8)** | (781.8) | (299.2) |
| | Proceeds from employee stock plans | **319.1** | 177.5 | 145.1 |
| | Cash dividends paid | **(262.9)** | (214.5) | (176.9) |
| | Bank overdrafts | **213.9** | — | — |
| | Other | **(14.3)** | 14.4 | 28.9 |
| | Net cash used for financing activities | **(413.0)** | (804.4) | (302.1) |
| **Changes in Cash and Cash Equivalents** | Net increase (decrease) in cash and cash equivalents | **343.1** | 132.8 | (824.0) |
| | Cash and cash equivalents at beginning of year | **576.8** | 444.0 | 1,268.0 |
| | Cash and cash equivalents at end of year | **$ 919.9** | $ 576.8 | $ 444.0 |

*The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.*

# Summary of Major Accounting Policies

**Description of Business**
The company is principally in the retail drugstore business and its operations are within one reportable segment. At August 31, 2006, there were 5,461 stores, located in 47 states and Puerto Rico. Prescription sales were 64.3% of total sales for fiscal 2006 compared to 63.7% in 2005 and 63.2% in 2004.

**Basis of Presentation**
The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds and commercial paper. Included in cash and cash equivalents are credit card and debit card receivables from banks, which settle within two business days, of $54.7 million at August 31, 2006, and $55.4 million at August 31, 2005. The company's cash management policy provides for controlled disbursement. As a result, the company maintains overdraft positions at certain banks. Such overdrafts, which were $575.3 million as of August 31, 2006, and $339.4 million as of August 31, 2005, are included in trade accounts payable in the accompanying consolidated balance sheets.

**Short-Term Investments – Available for Sale**
The company's short-term investments – available for sale are principally auction rate securities. The company invests in municipal bonds and student obligations and purchases these securities at par. The underlying security is issued as a long-term investment. However, auction rate securities are classified as short-term investments because they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor. The unrealized gains on these securities at August 31, 2006 and 2005, were not significant.

**Financial Instruments**
The company had $105.1 million and $66.2 million of outstanding letters of credit at August 31, 2006 and 2005, respectively, which guarantee foreign trade purchases. Additional outstanding letters of credit of $282.2 million and $313.8 million at August 31, 2006 and 2005, respectively, guarantee payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit of $1.7 million were outstanding at both August 31, 2006 and 2005, to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep these letters of credit active. The company also had purchase commitments of approximately $782.8 million and $437.6 million at August 31, 2006 and 2005, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2006 and 2005.

**Inventories**
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2006 and 2005, inventories would have been greater by $899.5 million and $804.2 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Inventory includes product cost and inbound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to merchandise cost, cost of sales includes warehousing costs, purchasing costs, freight costs and vendor allowances not included as a reduction of advertising expense.

**Vendor Allowances**
Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

**Property and Equipment**
Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12½ to 39 years for land improvements, buildings and building improvements and 3 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts. Property and equipment consists of *(In Millions)*:

| | 2006 | 2005 |
|---|---|---|
| Land and land improvements | | |
| Owned stores | **$1,667.4** | $1,459.4 |
| Distribution centers | **94.2** | 81.6 |
| Other locations | **93.5** | 59.1 |
| Buildings and building improvements | | |
| Owned stores | **1,824.6** | 1,521.3 |
| Leased stores (leasehold improvements only) | **537.6** | 500.5 |
| Distribution centers | **483.4** | 453.0 |
| Other locations | **229.0** | 183.5 |
| Equipment | | |
| Stores | **3,157.7** | 2,853.9 |
| Distribution centers | **773.3** | 679.8 |
| Other locations | **214.4** | 166.0 |
| Capitalized system development costs | **171.7** | 143.7 |
| Capital lease properties | **40.2** | 48.4 |
| | **9,287.0** | 8,150.2 |
| Less: accumulated depreciation and amortization | **2,338.1** | 1,985.2 |
| | **$6,948.9** | $6,165.0 |

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," a strategic inventory management system, and "Ad Planning," an advertising system. These costs are amortized over a five-year period. Amortization was $24.2 million in 2006, $20.4 million in 2005 and $19.0 million in 2004. Unamortized costs as of August 31, 2006 and 2005, were $109.6 million and $90.1 million, respectively.

#### Revenue Recognition
The company recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are immaterial.

#### Impaired Assets and Liabilities for Store Closings
The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are reviewed for impairment indicators at least annually. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $22.1 million in 2006, $14.5 million in 2005 and $9.2 million in 2004.

The company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

#### Insurance
The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company's policy to retain a significant portion of certain losses related to workers' compensation; property losses, as well as business interruption relating from such losses; and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

#### Pre-Opening Expenses
Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

#### Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $306.9 million in 2006, $260.3 million in 2005 and $230.9 million in 2004. Included in net advertising expenses were vendor advertising allowances of $174.8 million in 2006, $180.2 million in 2005 and $163.6 million in 2004.

#### Stock-Based Compensation Plans
As of September 1, 2005, the company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning this fiscal year and any unvested grants prior to the adoption of SFAS No. 123(R). The company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated.

Prior to September 1, 2005, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the company applied Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Under APB Opinion No. 25, compensation expense was recognized for stock option grants if the exercise price was below the fair value of the underlying stock at the measurement date.

As a result of adopting SFAS No. 123(R), our earnings before income tax expense and net earnings for the fiscal year-end were $102.5 million and $59.3 million lower, respectively, than if the stock-based compensation was still accounted for under APB Opinion No. 25. The recognized tax benefit was $36.7 million.

As of August 31, 2006, there was $46.9 million of total unrecognized compensation cost related to nonvested awards. This cost is expected to be recognized over a weighted average of 1.56 years.

Prior to fiscal 2006, the company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires excess tax benefits, the cash flow resulting from the tax deductions in excess of the compensation cost recognized for those options, to be classified as financing cash flows. The total excess tax benefit for fiscal 2006 was $56.5 million.

Had compensation costs been determined consistent with the method of SFAS No. 123 for options granted in fiscal 2005 and 2004, pro forma net earnings and net earnings per common share would have been as illustrated in the following table *(In Millions, except per share amounts)*:

| | | 2005 | 2004 |
|---|---|---|---|
| Net earnings | | $1,559.5 | $1,349.8 |
| Add: | Stock-based employee compensation expenses included in reported net income, net of related tax effects | .2 | .4 |
| Deduct: | Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (72.5) | (44.1) |
| Pro forma net income | | $1,487.2 | $1,306.1 |
| Earnings per share: | | | |
| Basic – as reported | | $ 1.53 | $ 1.32 |
| Basic – pro forma | | 1.46 | 1.27 |
| Diluted – as reported | | 1.52 | 1.31 |
| Diluted – pro forma | | 1.45 | 1.27 |

#### Income Taxes
The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

#### Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method. Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares. At August 31, 2006, and August 31, 2004, outstanding options to purchase 3,505,834 and 2,902,996 common shares were excluded from fiscal year 2006 and 2004 calculations, respectively. There were no anti-dilutive shares related to stock options in fiscal 2005.

#### Interest Expense
The company capitalized $3.3 million, $4.2 million and $1.1 million of interest expense as part of significant construction projects during fiscal 2006, 2005 and 2004, respectively. Fiscal 2006 had no interest paid, net of amounts capitalized, compared to $.8 million in 2005 and $.2 million in 2004.

# Notes to Consolidated Financial Statements

**Hurricane Katrina**

In fiscal 2005, the company provided for $54.7 million of pre-tax expenses related to Hurricane Katrina. During fiscal 2006, the company recorded a $12.3 million downward adjustment of the Hurricane Katrina expenses.

**Leases**

The company owns 18.3% of its locations; the remaining locations are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property. Additionally, the company recognizes rent expense on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2006, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In Millions)*:

| | |
|---|---|
| 2007 | $ 1,495.8 |
| 2008 | 1,549.6 |
| 2009 | 1,537.6 |
| 2010 | 1,515.3 |
| 2011 | 1,492.4 |
| Later | 18,879.8 |
| Total minimum lease payments | $26,470.5 |

The above minimum lease payments include minimum rental commitments related to capital leases of $69.5 million at August 31, 2006. This capital lease amount includes $31.7 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $43.5 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 22 assigned leases. The maximum potential of undiscounted future payments is $6.7 million as of August 31, 2006. Lease option dates vary, with some extending to 2014.

Rental expense was as follows *(In Millions)*:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Minimum rentals | **$1,428.5** | $1,300.7 | $1,152.1 |
| Contingent rentals | **15.9** | 18.7 | 20.3 |
| Less: Sublease rental income | **(12.5)** | (12.5) | (11.9) |
| | **$1,431.9** | $1,306.9 | $1,160.5 |

**Goodwill and Other Intangible Assets**

The carrying amount and accumulated amortization of goodwill and intangible assets consists of the following *(In Millions)*:

| | **2006** | 2005 |
|---|---|---|
| Purchased prescription files | **$224.0** | $ 86.9 |
| Purchasing and payor contracts | **55.0** | — |
| Trade name | **31.3** | — |
| Other amortizable intangible assets | **26.1** | 21.7 |
| Goodwill | **168.4** | 10.3 |
| Gross carrying amount | **504.8** | 118.9 |
| Accumulated amortization – prescription files | **(55.4)** | (25.6) |
| Purchasing and payor contracts | **(3.4)** | — |
| Trade name | **(1.1)** | — |
| Accumulated amortization – other | **(10.2)** | (9.3) |
| Total accumulated amortization | **(70.1)** | (34.9) |
| Total intangible assets, net | **$434.7** | $ 84.0 |

The company completed a merger with Happy Harry's, a drugstore chain, on July 1, 2006. In addition, the company acquired 100% ownership of Schraft's and Medmark, both of which are specialty pharmacies, on November 3, 2005 and August 1, 2006, respectively. These business acquisitions have been included in the company's operating statements since their respective acquisition dates. Happy Harry's will add to the company's drugstore presence in the Northeast while Schraft's and Medmark are part of the expansion into the specialty pharmacy industry.

The aggregate purchase price of all business acquisitions was $485.4 million. These acquisitions added $137.1 million to prescription files, $55.0 million to purchasing and payor contracts, $31.3 million to trade names, $4.4 million to other amortizable intangibles and $158.1 million to goodwill ($21.3 million is expected to be deductible for tax purposes). The remaining fair value relates to tangible assets. Pro forma results of operations of the company for fiscal years 2006, 2005 and 2004 would not be materially different as a result of these acquisitions and are therefore not presented.

Amortization expense for intangible assets was $45.6 million in 2006, $18.5 million in 2005 and $8.8 million in 2004. The weighted-average amortization period for purchased prescription files was five years for fiscal 2006 and fiscal 2005. The weighted-average amortization period for purchasing and payor contracts and trade names was ten years in fiscal 2006. The weighted-average amortization period for other intangible assets was nine years for fiscal 2006 and eleven years for fiscal 2005. Goodwill is evaluated annually during the fourth quarter of the company's fiscal year. No impairment loss related to goodwill occurred in either fiscal 2006 or fiscal 2005.

Expected amortization expense for intangible assets recorded at August 31, 2006, is as follows *(In Millions)*:

| 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|
| $56.4 | $53.6 | $49.6 | $40.6 | $24.6 |

**Income Taxes**

The provision for income taxes consists of the following *(In Millions)*:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Current provision – | | | |
| Federal | **$ 970.1** | $841.4 | $632.5 |
| State | **137.4** | 125.5 | 111.4 |
| | **1,107.5** | 966.9 | 743.9 |
| Deferred provision – | | | |
| Federal | **(88.8)** | (57.8) | 65.3 |
| State | **(15.2)** | (13.0) | .7 |
| | **(104.0)** | (70.8) | 66.0 |
| | **$1,003.5** | $896.1 | $809.9 |

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In Millions)*:

| | **2006** | 2005 |
|---|---|---|
| Deferred tax assets – | | |
| Employee benefit plans | **$303.9** | $263.5 |
| Insurance | **178.4** | 157.5 |
| Accrued rent | **130.5** | 118.5 |
| Inventory | **41.0** | 40.8 |
| Bad debt | **37.0** | 14.3 |
| Stock compensation expense | **35.0** | — |
| Other | **49.8** | 61.4 |
| | **775.6** | 656.0 |
| Deferred tax liabilities – | | |
| Accelerated depreciation | **643.7** | 663.4 |
| Inventory | **142.1** | 112.8 |
| Other | **30.9** | 25.9 |
| | **816.7** | 802.1 |
| Net deferred tax liabilities | **$ 41.1** | $146.1 |

Income taxes paid were $1.111 billion, $928.2 million and $734.1 million during the fiscal years ended August 31, 2006, 2005 and 2004, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

**Short-Term Borrowings**

The company had no short-term borrowings in fiscal 2006 or 2005. At August 31, 2006, the company had a syndicated bank line of credit facility of $200 million to support the company's short-term commercial paper program. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active.

**Contingencies**

The company is involved in various legal proceedings incidental to the normal course of business and is subject to various investigations, inspections, audits, inquiries and similar actions by governmental authorities responsible for enforcing the laws and regulations to which the company is subject. These include a lawsuit for which a $31 million judgment was entered against the company in October 2006. The company has appealed the judgment and management is of the opinion, based upon the advice of General Counsel, that although the outcome of this and other litigation and investigations cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.

**Capital Stock**

On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which is expected to be executed over four years. During fiscal 2006, the company purchased $289.7 million of shares related to the stock repurchase program, which compares to $345.1 million of shares purchased in fiscal 2005. Total purchases to date related to the stock repurchase program have been $656.8 million. An additional $379.1 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to $436.7 million in fiscal 2005.

At August 31, 2006, 86,104,397 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans.

**Stock Compensation Plans**

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. At August 31, 2006, there were 31,754,614 shares available for future grants. The options granted during fiscal 2006, 2005 and 2004 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 11, 2016, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2006, 17,658,026 shares were available for future grants. The options granted during fiscal 2006, 2005 and 2004 have a three-year vesting period.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the company's 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The option award, issued at fair market value on May 11, 2000, was authorized to grant an aggregate of 15,500,000 shares of common stock and 14,888,725 shares were granted. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. The option was authorized to grant an aggregate of 15,000,000 shares of common stock. As of August 31, 2006, 6,913,261 shares were available for future grants. The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares, which all participants have the right to purchase under this Plan, is 74,000,000. At August 31, 2006, 6,840,369 shares were available for future purchase.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of shares of common stock and cash to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Shares may be granted for an aggregate of 32,000,000 shares of common stock. At August 31, 2006, 22,938,127 shares were available for future purchases. Compensation expense related to the Plan was $8.8 million in fiscal 2006, $11.1 million in fiscal 2005 and $8.1 million in fiscal 2004.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1. Through fiscal 2006, the plan determined the number of shares granted by dividing $80,000 by the price of a share of common stock on November 1. Beginning with the annual share grant made on November 1, 2006, the dollar value of the grant has increased to $100,000, and each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. During the term of the Plan, each nonemployee director will also receive 50% of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a nonemployee director may elect to defer all or a portion of the cash component of his or her quarterly retainer, meeting fees and committee chair retainer in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each nonemployee director received a grant of 1,771 shares in 2006, excluding any new directors which were prorated. Each nonemployee director received a grant of 2,211 shares in 2005 and 2,298 shares in 2004.

A summary of information relative to the company's stock option plans follows:

| Options | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at August 31, 2005 | 42,905,655 | $29.58 | | |
| Granted | **3,544,433** | **46.08** | | |
| Exercised | **(7,707,687)** | **22.92** | | |
| Expired/Forfeited | **(1,334,954)** | **31.21** | | |
| Outstanding at August 31, 2006 | **37,407,447** | **$32.45** | **5.95 years** | **$636,271,916** |
| Exercisable at August 31, 2006 | **22,926,046** | **$29.03** | **4.55 years** | **$468,476,226** |

The intrinsic value for options exercised in fiscal 2006, 2005 and 2004 was $173.0 million, $89.3 million and $132.0 million, respectively. The total fair value of options vested in fiscal 2006, 2005 and 2004 was $116.3 million, $31.5 million and $36.1 million, respectively.

Cash received from the exercise of options in fiscal 2006 was $176.7 million. The related tax benefit realized was $66.1 million. The company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately eight million shares during fiscal 2007.

A summary of information relative to the company's restricted stock awards follows:

| Nonvested Shares | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at August 31, 2005 | 262,307 | $40.96 |
| Granted | **92,640** | **49.46** |
| Forfeited | **—** | **—** |
| Vested | **(104,487)** | **39.50** |
| Nonvested at August 31, 2006 | **250,460** | **$44.71** |

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2006, 2005 and 2004:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Risk-free interest rate *(1)* | **4.10%** | 3.80% | 4.07% |
| Average life of option (years) *(2)* | **7.2** | 7.2 | 7.0 |
| Volatility *(3)* | **32.12%** | 28.14% | 28.56% |
| Dividend yield *(4)* | **.45%** | .58% | .38% |
| Weighted-average grant-date fair value | | | |
| Granted at market price | **$18.82** | $13.47 | $12.17 |
| Granted below market price | **—** | $12.78 | $14.03 |

*(1) Represents the Treasury bill rate for the expected term of the option.*

*(2) Represents the period of time that options granted are expected to be outstanding. The company analyzed separate groups of employees with similar exercise behavior to determine the expected term.*

*(3) Based on historical volatility of the company's common stock.*

*(4) Represents the company's cash dividend for the expected term.*

### Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $245.0 million in 2006, $218.5 million in 2005 and $193.6 million in 2004. The company's contributions were $216.1 million for 2006, $262.3 million for 2005 and $161.5 million for 2004.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned. The company's postretirement health benefit plans are not funded.

Components of net periodic benefit costs *(In Millions)*:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Service cost | **$18.3** | $22.0 | $19.3 |
| Interest cost | **21.4** | 23.6 | 22.5 |
| Amortization of actuarial loss | **8.8** | 10.6 | 9.9 |
| Amortization of prior service cost | **(4.1)** | (3.6) | (.4) |
| Transition obligation | **—** | 4.9 | — |
| Total postretirement benefit cost | **$44.4** | $57.5 | $51.3 |

Change in benefit obligation *(In Millions)*:

| | **2006** | 2005 |
|---|---|---|
| Benefit obligation at September 1 | **$391.8** | $392.5 |
| Service cost | **18.3** | 22.0 |
| Interest cost | **21.4** | 23.6 |
| Amendments | **(5.0)** | (36.7) |
| Actuarial gain | **(62.7)** | (6.6) |
| Benefit payments | **(9.1)** | (8.7) |
| Participants contributions | **1.0** | .8 |
| Medicare Part D subsidy | **.3** | — |
| Transition obligation | **—** | 4.9 |
| Benefit obligation at August 31 | **$356.0** | $391.8 |

Change in plan assets *(In Millions)*:

| | **2006** | 2005 |
|---|---|---|
| Plan assets at fair value at September 1 | **$ —** | $ — |
| Plan participants contributions | **1.0** | .8 |
| Employer contributions | **7.8** | 7.9 |
| Benefits paid | **(9.1)** | (8.7) |
| Medicare Part D subsidy | **.3** | — |
| Plan assets at fair value at August 31 | **$ —** | $ — |

Funded status *(In Millions)*:

| | **2006** | 2005 |
|---|---|---|
| Funded status | **$(356.0)** | $(391.8) |
| Unrecognized actuarial loss | **130.7** | 203.0 |
| Unrecognized prior service cost | **(66.1)** | (65.2) |
| Accrued benefit cost at August 31 | **$(291.4)** | $(254.0) |

The measurement date used to determine the postretirement benefits is as of August 31, 2006 and 2005. The discount rate assumption used to compute the postretirement benefit obligation at year-end was 6.25% for 2006 and 5.5% for 2005. The discount rate assumption used to determine net periodic benefit cost was 5.5% for 2006 and 2005, and 6.5% for 2004.

Future benefit costs were estimated assuming medical costs would increase at a 9.25% annual rate gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In Millions)*:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on service and interest cost | $ .9 | $ (1.1) |
| Effect on postretirement obligation | 16.6 | (20.1) |

Estimated future benefit payments and federal subsidy *(In Millions)*:

| | Estimated Future Benefit Payments | Estimated Federal Subsidy |
|---|---|---|
| 2007 | $ 8.8 | $ 1.0 |
| 2008 | 9.5 | 1.2 |
| 2009 | 10.8 | 1.4 |
| 2010 | 12.0 | 1.7 |
| 2011 | 13.9 | 1.9 |
| 2012-2016 | 96.7 | 14.7 |

The expected contribution to be paid during fiscal year 2007 is $7.8 million.

**Supplementary Financial Information**

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In Millions)*:

| | **2006** | 2005 |
|---|---|---|
| Accounts receivable – | | |
| Accounts receivable | **$2,120.0** | $1,441.6 |
| Allowance for doubtful accounts | **(57.3)** | (45.3) |
| | **$2,062.7** | $1,396.3 |
| Accrued expenses and other liabilities – | | |
| Accrued salaries | **$ 598.2** | $ 516.6 |
| Taxes other than income taxes | **279.3** | 261.7 |
| Profit sharing | **164.8** | 143.4 |
| Other | **671.0** | 570.2 |
| | **$1,713.3** | $1,491.9 |

## Summary of Quarterly Results *(Unaudited)*

| *(Dollars in Millions, except per share amounts)* | | Quarter Ended | | | | |
|---|---|---|---|---|---|---|
| | | November | February | May | August | Fiscal Year |
| **Fiscal 2006** | Net sales | **$10,900.4** | **$12,163.1** | **$12,175.2** | **$12,170.3** | **$47,409.0** |
| | Gross profit | **3,002.5** | **3,459.3** | **3,343.2** | **3,363.6** | **13,168.6** |
| | Net earnings | **345.6** | **523.5** | **469.2** | **412.3** | **1,750.6** |
| | Per Common Share – Basic | **$ .34** | **$ .52** | **$ .46** | **$ .41** | **$ 1.73** |
| | – Diluted | **.34** | **.51** | **.46** | **.41** | **1.72** |
| **Fiscal 2005** | Net sales | $ 9,889.1 | $10,987.0 | $10,830.6 | $10,494.9 | $42,201.6 |
| | Gross profit | 2,707.9 | 3,130.6 | 3,016.2 | 2,933.1 | 11,787.8 |
| | Net earnings | 328.6 | 490.9 | 411.0 | 329.0 | 1,559.5 |
| | Per Common Share – Basic | $ .32 | $ .48 | $ .41 | $ .32 | $ 1.53 |
| | – Diluted | .32 | .48 | .40 | .32 | 1.52 |

*COMMENTS ON QUARTERLY RESULTS: In further explanation of and supplemental to the quarterly results, the 2006 fourth quarter LIFO adjustment was a charge of $26.1 million compared to a 2005 credit of $2.0 million. If the 2006 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2006, earnings per share would not have changed. Similar adjustments in 2005 would have increased earnings per share in the second quarter by $.01 and decreased earnings per share in the fourth quarter by $.01.*

*The quarter ended August 31, 2005, includes $54.7 million ($.033 per share, diluted) of pre-tax expenses related to Hurricane Katrina.*

## Common Stock Prices

*Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2006 and 2005.*

| | | Quarter Ended | | | | |
|---|---|---|---|---|---|---|
| | | November | February | May | August | Fiscal Year |
| **Fiscal 2006** | High | **$48.25** | **$47.05** | **$46.07** | **$50.00** | **$50.00** |
| | Low | **40.98** | **42.13** | **39.55** | **40.45** | **39.55** |
| **Fiscal 2005** | High | $39.51 | $44.19 | $46.75 | $49.01 | $49.01 |
| | Low | 35.05 | 38.11 | 41.51 | 44.00 | 35.05 |

# Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of August 31, 2006, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Jeffrey A. Rein
President and Chief Executive Officer

William M. Rudolphsen
Senior Vice President
and Chief Financial Officer

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Shareholders of Walgreen Co.:**

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in "Summary of Major Accounting Policies" in the consolidated financial statements, effective September 1, 2005, the Company changed its method of accounting for share-based payments to adopt Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of August 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 31, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Chicago, Illinois

October 31, 2006

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Shareholders of Walgreen Co.:**

We have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Walgreen Co. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of August 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of August 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2006 of the Company and our report dated October 31, 2006 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company's change effective September 1, 2005, in its method of accounting for share-based payments.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois

October 31, 2006

# Board of Directors

*As of November 13, 2006*

## Directors

**David W. Bernauer**
Chairman
Elected 1999

**Jeffrey A. Rein**
President and Chief Executive Officer
Elected 2003

**William C. Foote**
Chairman of the Board and
Chief Executive Officer
USG Corporation
Elected 1997 *(1) (4*)*

**James J. Howard**
Chairman Emeritus
Xcel Energy, Inc.
Elected 1986 *(2) (4)*

**Alan G. McNally**
Director
Harris Financial Corporation
Elected 1999 *(3) (4)*

**Cordell Reed**
Former Senior Vice President
Commonwealth Edison Co.
Elected 1994 *(2*) (3)*

**Nancy M. Schlichting**
President and Chief Executive Officer
Henry Ford Health System
Elected 2006 *(1) (4)*

**David Y. Schwartz**
Former Partner
Arthur Andersen LLP
Elected 2000 *(1) (3*)*

**John B. Schwemm**
Former Chairman and
Chief Executive Officer
R.R. Donnelley & Sons Co.
Elected 1985 *(1*) (2) (4)*

**James A. Skinner**
Vice Chairman and
Chief Executive Officer
McDonald's Corporation
Elected 2005 *(1) (3)*

**Marilou M. von Ferstel**
Former Executive Vice President
and General Manager
Ogilvy Adams & Rinehart
Elected 1987 *(1) (4)*

**Charles R. Walgreen III**
Chairman Emeritus
Elected 1963 *(3)*

*(1) Audit Committee*
*(2) Compensation Committee*
*(3) Finance Committee*
*(4) Nominating and Governance Committee*
* *Committee Chair*

# Officers

*As of November 13, 2006*

## Corporate Officers

**Chairman**
David W. Bernauer

**President and Chief Executive Officer**
Jeffrey A. Rein

**Executive Vice Presidents**
George J. Riedl
*Marketing*

Trent E. Taylor
*Chief Information Officer*

Mark A. Wagner
*Store Operations*

Gregory D. Wasson
*President*
*Walgreens Health Services*

**Senior Vice Presidents**
R. Bruce Bryant
*Western Store Operations*

John W. Gleeson
*Corporate Strategy*
*and Treasurer*

Dana I. Green
*General Counsel and*
*Corporate Secretary*

William M. Handal
*Eastern Store Operations*

Robert M. Kral
*Purchasing*

J. Randolph Lewis
*Distribution & Logistics*

Barry L. Markl
*Midwest Store Operations*

William M. Rudolphsen
*Chief Financial Officer*

William A. Shiel
*Facilities Development*

Kevin P. Walgreen
*Southern Store Operations*

**Vice Presidents**
Kermit R. Crawford
*Executive Vice President*
*PBM Services*

Donald C. Huonker
*Pharmacy Services*

Kenneth R. Weigand
*Human Resources*

Robert G. Zimmerman
*Administration and Finance*
*Walgreens Health Services*

## Operational Vice Presidents

**Store Operations**

W. Michael Arnoult Jr.
Howard A. Atlas
Charles W. Bernard
Paul T. Bonk
Kenneth B. Corin
Lisa D. Ehlers
George C. Eilers Jr.
Debra M. Ferguson
John J. Foley
David L. Gloudemans
John W. Grant
W. Thomas Grayson
Frank C. Grilli
Robert E. Hasty
William J. Hose
Martin W. Hutchens
Connie S. Latta
David R. Lovejoy
Roy M. Ripak
Nivia L. Santiago
John W. Spina
Roberto M. Valencia
Stewart B. Wasson
Christine D. Whelan
Barry W. Zins

**Controller**
Mia M. Scholz
*Chief Accounting Officer*

**General Auditor**
Chester G. Young

# For Our Shareholders

## Corporate Headquarters

Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2500

## Stock Market Listings

New York Stock Exchange
The NASDAQ Stock Market LLC
Chicago Stock Exchange
Symbol: WAG

## Investor Contacts

Rick J. Hans (847) 914-2385
John W. Gleeson (847) 914-3008

## Annual Shareholders' Meeting

You are cordially invited to attend the meeting to be held Wednesday, January 10, 2007, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting, with proxy card and proxy statement, was mailed to all shareholders of record as of November 13, 2006.

## Investor Information

Investor information is available at http://investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, the company's Code of Ethics for Financial Executives and Ethics Policy Statement and the 2006 10-K Annual Report filed with the Securities and Exchange Commission. These and other financial reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. – Mail Stop #2261
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2972
http://investor.walgreens.com/docreq.cfm

Walgreens has provided certifications by the Chief Executive Officer and Chief Financial Officer regarding the quality of the company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 to its Annual Report on Form 10-K. Our Chief Executive Officer made an unqualified certification to the New York Stock Exchange ("the NYSE") with respect to our compliance with NYSE corporate governance listing standards in January 2006.

## Electronic Reports

To receive proxy statements, annual reports and related materials electronically, please refer to the proxy mailed to shareholders with this annual report. After January 10, 2007, call (847) 914-2361 or go to http://investor.walgreens.com/docreq.cfm to request electronic delivery.

## Quarterly Reporting Dates

Quarterly earnings release dates for fiscal 2007 are December 22, March 26, June 25 and October 1. Results are released to the press and posted on the Walgreen website at http://investor.walgreens.com.

## Dividend Payment Dates

Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

## Transfer Agent and Registrar

For assistance on matters such as lost shares or name changes on shares, please contact:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
www.computershare.com
web.queries@computershare.com
(888) 368-7346

## Direct Stock Purchase Plan

Computershare Investor Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Computershare Investor Services regarding your Walgreen stock should also be directed to (888) 368-7346.

Design: Cagney + Associates, Inc. Photography: Michael Mauney ♻ Printed on Recycled Paper

# Growing *to build market share*

## Across the Country



95
2
1
103
44
17
9
185
7
174
84
2
14
111
16
59
90
31
59
55
65
43
59
27
113
511
167
198
438
50
152
1
56
65
199
91
229
53
75
36
52
41
56
111
550
99
697
69


5,461* stores in 47 states and Puerto Rico… on target for 7,000 stores by 2010

| | 2006 | 2005 | | 2006 | 2005 | | 2006 | 2005 | | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Alabama | **56** | 46 | Iowa | **55** | 54 | Nevada | **59** | 55 | South Carolina | **52** | 42 |
| Arizona | **229** | 219 | Kansas | **50** | 47 | New Hampshire | **14** | 11 | South Dakota | **9** | 6 |
| Arkansas | **36** | 28 | Kentucky | **65** | 59 | New Jersey | **90** | 82 | Tennessee | **199** | 181 |
| California | **438** | 408 | Louisiana | **99** | 102 | New Mexico | **53** | 52 | Texas | **550** | 516 |
| Colorado | **113** | 101 | Maryland | **31** | 18 | New York | **84** | 69 | Utah | **27** | 24 |
| Connecticut | **59** | 52 | Massachusetts | **111** | 106 | North Carolina | **91** | 75 | Vermont | **2** | 2 |
| Delaware | **59** | – | Michigan | **174** | 165 | North Dakota | **1** | 1 | Virginia | **56** | 54 |
| Florida | **697** | 658 | Minnesota | **103** | 98 | Ohio | **198** | 173 | Washington | **95** | 90 |
| Georgia | **111** | 96 | Mississippi | **41** | 37 | Oklahoma | **75** | 69 | West Virginia | **1** | – |
| Idaho | **17** | 17 | Missouri | **152** | 144 | Oregon | **44** | 37 | Wisconsin | **185** | 173 |
| Illinois | **511** | 491 | Montana | **2** | 2 | Pennsylvania | **65** | 43 | Wyoming | **7** | 5 |
| Indiana | **167** | 155 | Nebraska | **43** | 43 | Rhode Island | **16** | 16 | Puerto Rico | **69** | 63 |
| | | | | | | | | | **Total*** | **5,461** | 4,985 |

**The total number of stores includes mail service facilities, home care facilities, clinic pharmacies and specialty pharmacies.*

Walgreens

**Walgreen Co.**
200 Wilmot Road • Deerfield, Illinois 60015
Walgreens.com • WalgreensEspañol.com